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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

TROY Group, Inc.
(Name of the Issuer)

TROY Group, Inc.
Dirk, Inc.
Patrick J. Dirk
Brian P. Dirk
Mary J. Dirk
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)	(CUSIP Number of Class of Securities)

PATRICK J. DIRK
Chief Executive Officer
TROY Group, Inc.
2331 South Pullman Street
Santa Ana, California 92705
(949) 250-8972

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

TOM C. THOMAS, ESQ. Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	DAVID KRINSKY, ESQ. O'Melveny & Myers LLP 610 Newport Center Drive, Suite 1700 Newport Beach, CA 92660 (949) 823-7902

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction.    ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,421,352	$844.00
*
For purposes of calculating the filing fee only. Determined by multiplying 3,775,852 shares of common stock of TROY Group, Inc. (the "Company"), by $2.76 per share.

**
The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

        Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.    ☒

  Amount Previously Paid: $844.00

  Form or Registration No.: Schedule 14A

  Filing Party: Troy Group, Inc.

  Date Filed: July 3, 2003

TABLE OF CONTENTS

Item 15.	Additional Information.	2
Item 16.	Exhibits.	2
SIGNATURE		3

i

INTRODUCTION

        This Amendment No. 4 ("Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this "Transaction Statement") is being filed by Patrick J. Dirk ("Mr. Dirk"), Brian P. Dirk, Mary J. Dirk, Dirk, Inc., a Delaware corporation ("Mergerco"), and TROY Group, Inc., a Delaware corporation ("TROY" or the "Company"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. This Transaction Statement is filed in connection with a proposed merger of Mergerco, which is controlled by Mr. Dirk and certain of his family members and trusts (the "Affiliated Stockholders"), with and into the Company, pursuant to an Agreement and Plan of Merger, dated as of March 20, 2003, as amended by Amendment No. 1 to Agreement and Plan of Merger on June 25, 2003 and amended by Amendment No. 2 to Agreement and Plan of Merger on August 8, 2003 (as amended, the "Agreement and Plan of Merger"). The stockholders of the Company voted against the Agreement and Plan of Merger and the related merger at a special meeting of the stockholders held on September 18, 2003 (the "Special Meeting"). This Final Amendment is intended to satisfy the reporting requirements of Rule 13(e)-3(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Final Amendment amends and supplements the Transaction Statement filed on April 21, 2003, as amended on July 3, 2003, August 1, 2003 and August 12, 2003.

        All information contained in this Transaction Statement concerning the Company and its subsidiaries has been supplied by the Company, and all information concerning Mergerco and the Affiliated Stockholders has been supplied by Mergerco and the Affiliated Stockholders and their representatives and agents.

Item 15. Additional Information.

        TROY held the Special Meeting on September 18, 2003 for the purpose of voting on the Agreement and Plan of Merger and the merger contemplated thereby. Although the Affiliated Stockholders had sufficient share ownership to approve the Agreement and Plan of Merger under applicable law, the agreement was also conditioned on the affirmative vote of the holders of a majority of the shares cast either "for" or "against" the agreement, excluding the shares held by the Affiliated Stockholders and the officers and directors of TROY. At the Special Meeting, the holders of issued and outstanding shares of TROY common stock that were entitled to vote and present at the Special Meeting, other than the Affiliated Stockholders and the officers and directors of TROY, voted against approval of the Agreement and Plan of Merger and the related merger. Following the Special Meeting, the Board of Directors terminated the Agreement and Plan of Merger and dissolved the Special Committee.

        On September 18, 2003, TROY issued a press release to announce the vote of the stockholders at the Special Meeting. The press release was included as Exhibit 99.1 to TROY's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2003.

Item 16. Exhibits.

Item 1016 of Regulation M-A.

Exhibit Number	Description
(a)(9)	Press Release of TROY Group, Inc. dated September 18, 2003.*

*
Filed herewith.

2

SIGNATURE

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2003	TROY GROUP, INC.
	By	/s/ JAMES W. KLINGLER
	Name:	James W. Klingler
	Title:	Vice President, Finance and Chief Financial Officer
Dated: September 23, 2003	DIRK, INC.
	By	/s/ PATRICK J. DIRK
	Name:	Patrick J. Dirk
	Title:	President
Dated: September 23, 2003	/s/ PATRICK J. DIRK Patrick J. Dirk
Dated: September 23, 2003	/s/ BRIAN P. DIRK Brian P. Dirk
Dated: September 23, 2003	/s/ MARY J. DIRK Mary J. Dirk

3

EXHIBIT INDEX

Exhibit Number	Description
(a)(9)	Press Release of TROY Group, Inc. dated September 18, 2003.*

*
Filed herewith.

4

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TABLE OF CONTENTS
INTRODUCTION
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX